ALMADEN MINERALS LTD. (the “Company”) Suite 1103 – 750 West Pender Street Vancouver, British Columbia V6C 2T8 Telephone: (604) 689-7644 Facsimile: (604) 689-7645

INFORMATION CIRCULAR as at and dated June 29, 2007 (unless otherwise noted)

PERSONS OR COMPANIES MAKING THE SOLICITATION

The Enclosed Proxy is Being Solicited by Management of the Company

This Information Circular is furnished in connection with the solicitation of proxies by the management of Almaden Minerals Ltd. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of the Company to be held on August 3, 2007, and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. No director of the Company has informed management in writing that he or she intends to oppose any action intended to be taken by management at the meeting.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the enclosed form of proxy are directors or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS.

WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXY HOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF MANAGEMENT’S NOMINEES NAMED IN THE ATTACHED FORM OF PROXY IS APPOINTED AS PROXY HOLDER, THE SHARES REPRESENTED BY SUCH PROXY SHALL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS. AT THE DATE OF THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE PRESENTED TO THE MEETING.

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SEE ALSO THE FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the registrar and transfer agent of the Company, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment thereof.

Any shareholder returning the enclosed form of proxy may revoke it at any time if it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a member or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment thereof, and upon either of such deliveries the proxy is revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant. In accordance with the requirements of applicable securities law, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the

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Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter, other than the election of directors or the appointment of auditors, to be acted upon at the Meeting other than as disclosed under the heading "Statement of Executive Compensation".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. There is one class of shares only. There are 44,251,047 issued and outstanding common shares as at June 29, 2007.

The directors of the Company have determined that all shareholders of record as of June 29, 2007 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote will have one vote and on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding common shares of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting and holds office until the next annual general meeting unless that person ceases to be a director before then. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors.

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MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The members will be asked to pass an ordinary resolution to set the number of directors of the Company at eight (8) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Present	Director / Officer	Number of Shares	Principal Occupation
Office Held	Since	Beneficially Owned,	During the Past Five Years
Directly or Indirectly,
or over which Control
or Direction is
Exercised *
DUANE POLIQUIN	February 1, 2002	1,965,166	Registered Professional
Director and President			Geological Engineer;
Chief Executive Officer			President, Director and CEO
of the Company; Director of
Motapa Diamonds Inc.
JAMES E. McINNES	February 1, 2002	429,060	Businessman; Director of the
Director			Company; President and
Director of Horseshoe Gold
Mining Inc; President and
Director of Williams Creek
Explorations Limited
JOHN (JACK)	February 1, 2002	238,650	Registered Professional
McCLEARY (2)			Geologist; President and
Director			Director of Troymin
Resources Ltd. to April
2003; Director of Santoy
Resources Ltd. (formerly
Troymin Resources Ltd.)
MORGAN POLIQUIN	February 1, 2002	402,679	Registered Professional
Director and			Geological Engineer;
Chief Operating Officer			Director and COO of the
Company
GERALD G. CARLSON	February 1, 2002	1,000	President of Copper Ridge
(1)(2)			Explorations Inc.; Director of
Director			Nevada Star Resources Corp.;
Chairman of IMA
Exploration Inc.; Director of
Dentonia Resources Ltd.;
Director of Janina Resources
Limited; Director of Orphan
Boy Resources Inc. to
December 2005

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JOE MONTGOMERY	February 1, 2002	-	Professional Geological
Director (1) (2)			Engineer; Director of Abitibi
Mining Corp.; Director of
Sedex Mining Corp.; Director
of Anglo Minerals Ltd.;
Director of Comcorp
Ventures Inc.; Director of
Klondike Gold Corp.;
Director of Amador Gold
Corp.; Director of Golden
Chalice Resources Inc.;
Director of Better Resources
Ltd. to 2005
DONALD M. LORIMER(1)	November 17, 2003	20,000	Retired Portfolio Manager,
Director			Odlum Brown Ltd.
BARRY SMEE	July 6, 2006	-	Consulting geochemist;
Director			Director of Platinum Group
Metals Ltd.

*	as of June 29, 2007.

(1)	Denotes a member of the Audit Committee.

(2)	Denotes a member of the Nomination and Corporate Governance Committee and of the Compensation Committee.

All of the nominees (other than John McCleary) are ordinarily residents of British Columbia, Canada.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a) is, as at the date of this information circular or has been, within the 10 years before the date of this information circular, a director or executive officer of any company, that, while the person was acting in that capacity:

(i)	was the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

STATEMENT OF EXECUTIVE COMPENSATION

See Form 51-102F6 attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The Company’s current Rolling Stock Option Plan was created as an amendment to the then existing fixed plan with the approval by disinterested shareholder vote given at the Company’s Annual and Special General Meeting held on May 18, 2005 and approved by the TSX. Under this Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant. There have been no amendments to the Plan since the approval of shareholders noted above. Under the policies of the TSX, every three years after the institution of the Plan all unallocated options must be approved by (i) a majority of the Company’s directors, (ii) a majority of the Company’s unrelated directors, and (iii) the Company’s security holders (excluding Insider’s of the Company) at a duly called meeting. There are no other equity compensation plans not previously approved by shareholders.

The following table sets forth the requisite equity compensation plan information:

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options,	outstanding options,	future issuance under
	warrants and rights	warrants and rights	equity compensation
plans (excluding
securities reflected in
column (a)
Plan category	(a)	(b)	(c)
Equity compensation plans
approved by securityholders	5,169,024	$1.79	299,634
Equity compensation plans not
approved by securityholders	-	-	-
Total	5,169,024	$1.79	299,634

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

None of the directors or executive officers of the Company, proposed nominees for election as directors of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries nor is there indebtedness to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by the Company or any of its subsidiaries at any time since the beginning of the last completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

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Indebtedness Under Securities Purchase and Other Programs

None of the directors or executive officers of the Company , proposed nominee for election as directors of the Company, and no associate or affiliates of any of them is or has been indebted the Company or any of its subsidiaries under any Securities Purchase or other programs. The Company has no Securities Purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia). The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or subsidiary.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company beneficially holding more than 10% of the outstanding voting securities of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed material transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Statement of Executive Compensation" or as a potential grantee of an option or options under the Company’s Stock Option Plan.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Deloitte & Touche LLP, Chartered Accountants, British Columbia, as auditors of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the Board of Directors be authorized to fix the remuneration to be paid to the auditor of the Company. Deloitte & Touche LLP was appointed the Company’s auditors in February 2002.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendments to the Company’s Rolling Stock Option Plan.

Shareholders will be asked to consider, and if deemed advisable, to confirm and ratify, with or without amendment, the following resolution:

“BE IT RESOLVED THAT the provisions of the Company’s Rolling Stock Option Plan (the “Plan”) be amended by adding as section 11.3 the following:

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“11.3. Notwithstanding the generality of the foregoing the power of the Board to amend shall be limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security or a Plan;

(c)	a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date;

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e)	a change that extends the term of a Stock Option, or reduces the exercise price of a Stock Option, held by Eligible Optionees who are not insiders of the Company and includes the extension of the term of a fixed expiration date (the “Fixed Term”) Stock Option held by such Eligible Optionees to a date not more than 10 business days after the lifting of a black out period self-imposed by the Corporation (such 10 business days herein referred to as the “Black Out Expiration Term”) should the Fixed Term expiration date fall within such a black out period or within the Black Out Expiration Term.”

AND THAT nothing herein shall be construed as authorizing the directors, without requisite shareholder approval, to make amendments to the Plan to effect;

(a)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the additional of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.”

Amendment to Term Provisions – Black Out Periods

The TSX Company Manual requires shareholder approval on a disinterested basis for an extension of the term of options benefiting insiders, but the TSX notes that it recognizes that many listed issuers are under self-imposed black out periods from time to time, preventing officers, directors and employees from exercising options and that, accordingly, the TSX has advised that stock option plans may consider providing an expiration date that is “conditional” upon potential expiration during such a black out period

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and that such plans may provide that the expiration of the term of an option for all option holders may be the later of (i) a fixed expiration date (the “Fixed Term”), or (ii) a date shortly after the expiration date should the Fixed Term expiration date fall within, or immediately after a black out period self-imposed by the Corporation (the “Black Out Expiration Term”), provided that the Black Out Expiration Term has been approved by shareholders. Accordingly, it is proposed to seek shareholder approval at the Meeting to the proposed amendment to the Option Plan that amends the provisions as to the term of a Stock Option contained in Article 6 of the Option Plan, as follows (the proposed amendments being reflected in italics):

“By adding Article 6.1(e) of the Company’s Stock Option, provided, however, that if the expiration date of a grant of option to an Eligible Person (other than an Insider) falls within a black out period self-imposed by the Corporation, or within 10 business days after a black out period self-imposed by the Corporation (such 10 business days herein referred to as the “Black Out Expiration Term”), the time for exercise of such option shall be extended to the last day of the Black Out Expiration Term.”

At the Meeting, therefore, shareholders will be asked to pass an ordinary resolution approving an amendment to the provisions as to the term of a Stock Option contained in Article 6 of the Option Plan on the basis set out above. A copy of the Option Plan incorporating these proposed amendments will be available at the Meeting.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE THE SHARES REPRESENTED THEREBY IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

General

The Board of Directors of the Company recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Nominating and Corporate Governance Committee.

Canadian Securities Administrators National Instrument 58-101 requires disclosure of Corporate Governance Practices of the Company formulated in accordance with National Policy 58-201 Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s Corporate Governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or audit committee member has the meaning given to the term in the Guidelines and is generally as follows. A director or audit committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the director’s or audit committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

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(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)	an individual who:

(i) is a partner of a firm that is the company’s internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child stepchild who shares a home with the individual:

(i) is a partner of a firm that is the issuer’s internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer or an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the company received , more than $ 75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)	an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the board of directors or any board committee; and

(h)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 the Company has adopted a Corporate Communications Policy.

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Board of Directors

The Board, with the assistance of Counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and his shareholding in the Company.

The Board is comprised of 8 members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent, namely: Duane Poliquin, Morgan Poliquin and James McInnes. Accordingly, the majority of the board of directors is independent.

The Chair of the Board is not an independent director.

The following table indicates the number of meetings attended by each director.

Director	Number
Duane Poliquin	7
James E. McInnes	7
Jack McCleary	8
Joseph Montgomery	4
Morgan Poliquin	7
Gerald G. Carlson	6
Barry W. Smee	4
Donald M. Lorimer	8

The members of the board of directors who are independent are entitled and encouraged to hold meetings at which non-independent directors are not in attendance. John McCleary is the lead director of the independent Board. To date, no meeting of the independent directors has been held.

Particulars of any directorship in a reporting issuer held by a director of the Company is disclosed in this Circular under the heading “Election of Directors”.

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate which is attached to this Information Circular as Appendix “1”.

Position Descriptions

The Board has not developed and written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The Board and the CEO have developed a written position description for the CEO.

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Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this committee includes the following duties and responsibilities:

1.	Recommend to the Board written mandates or terms of reference for the Board and for each of the Committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;

2.	Review the composition and size of the Board and its Committee structure and make recommendations to the Board for changes;

3.	Recruit new directors, develop lists of candidates, interview, and recommend new directors to the Board;

4.	Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board. The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”). In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

1.	Review the Company’s overall compensation strategy and objectives;

2.	Review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;

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4.	Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.	Review and recommend to the Board the amount and form of directors' compensation; and

8.	Review and recommend the disclosures describing executive compensation and development.

Neither the Board nor the Compensation Committee has since the beginning of the Company’s most recently completed financial year retained any compensation consultant or advisor.

Other Committees

The Company has only the 3 committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the Committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors Corporate Governance guidelines and rules which are in effect by regulatory bodies or other sources which the Committee deems appropriate.

Audit Committee Information

Detailed information with respect to the Company’s audit committee is contained under the headings “Corporate Governance” and Audit Committee in the Company’s 20F filed as an Annual Information Form for the financial year ended December 31, 2006 and is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and other information relative to the Company’s corporate governance are to found on the Company’s website at www.almadenminerals.com

ADDITIONAL INFORMATION

The Company’s financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2006.

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at 1103-750 West Pender Street Vancouver B.C. V6C 2T8 Phone (604) 689-7644 Fax (604) 689-7645:

(a)	the comparative financial statements of the Company for the financial year ended December 31, 2006 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2005 and related Management Discussion and Analysis; and

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(b) this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF ALMADEN MINERALS LTD.

J. Duane Poliquin	Dione Bitzer
President and	Chief Financial Officer
Chief Executive Officer
Vancouver, British Columbia
June 29, 2007

		SCHEDULE “A”
		Form 51-102F6
		Statement of Executive Compensation
		Table of Contents
Item	1	General Instructions and Interpretation
Item	2	Summary Compensation Table
Item	3	LTIP Awards Table
Item	4	Options and SARs
Item	5	Option and SAR Repricings
Item	6	Defined Benefit or Actuarial Plan Disclosure
Item	7	Termination of Employment, Change in Responsibilities and Employment Contracts
Item	8	Composition of the Compensation Committee
Item	9	Report on Executive Compensation
Item	10	Performance Graph
Item	11	Compensation of Directors
Item	12	Unincorporated Issuers
Item	13	Venture Issuers
Item	14	Issuers Reporting in the United States

Form 51-102F6 Statement of Executive Compensation

Item 1 General Instructions and Interpretation

Definitions. For the purposes of this Form;

“Chief Executive Officer” or “CEO” means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year;

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of your company’s fifth preceding financial year, through and including the end of your company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

“Named Executive Officers” or “NEOs” means the following individuals:

(a)	each CEO;

(b)	each CFO;

(c)	each of your company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of your company at the end of the most recently completed financial year-end;

“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to a NEO by a third party or a non-subsidiary affiliate of your company in respect of services to your company or a subsidiary of your company;

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restrictions on resale, performance units and performance shares, or similar instruments may be

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received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors;

“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

“repricing” of an option or SAR means the adjustment or amendment of the exercise or base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

“stock appreciation right” or “SAR” means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

Item 2

Summary Compensation Table

The following table sets forth the compensation paid by the Company to the President and Chief Executive Officer and the Chief Financial Officer in 2006, (collectively, the “Named Executive Officers”) for services rendered to the Company for the periods indicated.

Summary Compensation Table
Named Executive Officer (“NEO”)
NEO
Name and			Annual Compensation		Long Term Compensation			All Other
Principal								Compensation
Position								($)
					Awards		Payouts
	Year	Salary	Bonus	Other	Securities	Shares	LTIP(3)
		($)	($)	Annual	Under	or Units	Payouts
				Compensation	Options/	Subject to	($)
				($)	SARs	Resale
					Granted	Restrictions
					(#)	($)
Duane Poliquin	2006	Nil	Nil	Nil	450,000	Nil	Nil	162,515
CEO	2005	Nil	Nil	Nil	240,000	Nil	Nil	129,840
(since Feb 1, 2002)	2004	Nil	Nil	Nil	236,000	Nil	Nil	110,400
Dione Bitzer	2006	Nil	Nil	Nil	100,000	Nil	Nil	74,824
CFO	2005	Nil	Nil	Nil	Nil	Nil	Nil	62,550
(since Feb.1, 2002)	2004	Nil	Nil	Nil	100,000	Nil	Nil	55,637

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Item 4 Options and SARs

4.1 Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets forth the options to purchase common shares of the Company granted during 2006 to Named Executive Officers of the Company.

Options/SAR Grants During The Most Recently Completed Financial Year

NEO	Securities	Percent of	Exercise or	Market Value of	Expiration
Name	Under	Total Options/	Base Price	Securities Underlying	Date
	Options/SARs	SARs Granted to	($/Security)	Options/SARs on the
	Granted	Employees		Date of Grant
	(#)	in Financial Year		($/Security)
Duane Poliquin	450,000	22%	$2.50	$2.61	July 6, 2011
Dione Bitzer	100,000	5%	$2.50	$2.61	July 6, 2011
4.2		Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year
And Financial Year-End Option/SAR Values

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2006 and the value of unexercised, in-the-money options as at December 31, 2006. The actual value of the unexercised in-the-money options will be determined by the market price of the Company’s common shares on the date such options are exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.

Aggregated Options/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

NEO	Securities,	Aggregate	Unexercised	Value of
Name	Acquired on	Value	Options/SARs	Unexercised
	Exercise	Realized	at FY_End	in-the-Money
	(#)	($)	(#)	Options/SARs at
			Exercisable/	FY-End ($)
			Unexercisable	Exercisable/
			(#)	Unexercisable
($)
Duane Poliquin	215,000	580,222	1,486,163	1,615,375
Dione Bitzer	112,000	241,800	175,000	71,250

Item 7	Termination of Employment, Change in Responsibilities and Employment Contracts
7.1	Termination of Employment, Changes in Responsibilities and Employment Contracts

Other than what is set forth below, the Company has no employment contract with the Named Executive Officers nor any compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive any money from the Company or its subsidiaries in the event of the resignation, retirement or any other termination of the Named Executive Officers’ employment with the Company and its subsidiaries, a change in control of the Company or any of its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change in control.

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Under the terms of a contract dated April, 2007 between the Company, Duane Poliquin (“Poliquin”), the President and CEO and Hawk Mountain Resources Ltd. (“Hawk”) (a company wholly owned by the said Duane Poliquin and his immediate family), pursuant to which Duane Poliquin agrees to perform the duties of CEO,

(a)	in the event of termination Without Cause (as defined) Hawk is entitled to be paid an amount equal to 2 times the then current Base Fee (as defined);

(b)	in the event of termination by death, Hawk is entitled to be paid an amount equal to 6 months of the then current Base Fee; and

(c)	in the event of termination following a Change in Control (as defined) Hawk is entitled to be paid an amount equal to 3 times the then current Base Fee.

Under the terms of a contract dated April, 2007 between the Company and Morgan Poliquin (“M.P.”) (the Chief Operation Officer (“COO”)) pursuant to which the said M.P. agrees to perform the duties of the COO,

(a)	in the event of termination Without Cause (as defined) M.P. is entitled to be paid an amount equal to 2 times the then current Base Fee (as defined);

(b)	in the event of termination by death, M.P. is entitled to be paid an amount equal to 6 months of the then current Base Fee; and

(c)	in the event of termination following a Change in Control (as defined) M.P. is entitled to be paid an amount equal to 3 times the then current Base Fee.

7.2	A cross reference to disclosure already made of any payments, instalments or contributions to defined benefit pension plans under Items 2 or 6 is permitted.

Item 8 Composition of the Compensation Committee

8.1	The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

	1.	Review the Company’s overall compensation strategy and objectives;

	2.	Review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

	3.	Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;

	4.	Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);

	5.	Review executive appointments, employment agreements and terminations;

	6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

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7.	Review and recommend to the Board the amount and form of directors' compensation; and

8.	Review and recommend the disclosures describing executive compensation and development.

Neither the Board nor the Compensation Committee has since the beginning of the Company’s most recently completed financial year retained any compensation consultant or advisor.

8.2	If the composition of the compensation committee changed during the year or before the report in Item 9 “Report on Executive Compensation” is prepared, then disclose the change in membership as well as any of the relationships described in section 8.1, if any.

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Corporate Performance Graph

The following graph represents Cumulative Total Shareholder Return (CTSR).

     COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/OR BROAD MARKETS

------------------------
FISCAL YEAR ENDING
------------------

COMPANY/INDEX/MARKET	2/01/2002	12/31/2002	12/31/2003	12/31/2004	12/30/2005	12/29/2006
Almaden Minerals Ltd	100.00	118.18	427.27	298.18	450.91	476.36
S&P Capped Diversified Metals
And Mining Index	100.00	108.65	214.56	323.63	485.38	662.14

PRICE INFORMATION --- ALMADEN MINERALS LTD
20020201	.5500
20021231	.6500
20031231	2.3500
20041231	1.6400
20051231	2.4800
20061231	2.6200

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APPENDIX 1 Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(i) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company’s business; (ii) identifying the principal risks of the Company’s business and implementing appropriate systems to manage such risks; (iii) satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management); (iv) creating the Company’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct; (v) managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and engaging any necessary internal and/or external advisors.